Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Investment Committee

Team, Inc. Salary Deferral Plan and Trust:

We consent to the incorporation by reference in the Registration Statement (File No. 333-74062) on Form S-8 of Team, Inc. of our report dated June 3, 2010 relating to the statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009 and the related supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2009 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Team, Inc. Salary Deferral Plan and Trust.

/s/ KPMG LLP

Houston, Texas

June 3, 2010